ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 21, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation” or the “Registrant”) (Registration Nos. 33-3429 and 811-06110) Post-Effective Amendment Number 95 to the Corporation’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on August 26, 2016, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Corporation’s responses to comments on the above-referenced amendment to the Registration Statement of the Corporation, relating to the Western Asset Macro Opportunities Fund (the “Fund”), a series of the Corporation, that
Mr. Williamson provided by telephone to Adam Schlichtmann on October 4, 2016. For convenience of reference, each of the comments is summarized before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on October 24, 2016 containing its prospectus (“Prospectus”) and statement of additional information (“SAI”) that will be become automatically effective on or about October 25, 2016.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing.

Response: The Registrant acknowledges the comment.

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Prospectus Comments

2.	We note that in footnote 5 to the fee table in the Prospectus states that “Other expenses” have been restated to exclude fees recaptured pursuant to the Fund’s expense limitation arrangements. Please explain why the Fund believes excluding these reimbursements is appropriate and confirm whether additional reimbursements will take place in the next year.

Response: Instruction 3(d)(ii) to Form N-1A provides that if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee table a fund may: (A) restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. As of today, there are no amounts remaining to be recaptured because the Fund has already repaid the manager for fees previously waived and expenses previously reimbursed to the Fund. As a result, the Fund does not currently expect to incur any recapture expense during the year following the effective date of the registration statement amendment, although the actual expenses incurred during that period will depend on a number of circumstances that are not within the control of the Fund. In addition, please note that the expense ratio for each class of the Fund will not exceed its contractual cap.

3.	Please revise the “Principal Investment Strategy” section of the Prospectus to briefly address what a “relative-value opportunity” is, how the Fund identifies such opportunities, and how the Fund structures trades to capitalize on such opportunities.

Response: The Registrant has revised its disclosure as follows. As disclosed, the Fund takes positions based on longer-term outlooks, such as the sub-advisers’ views on long-term macroeconomic themes and shorter-term circumstances.

Under normal circumstances, the fund seeks to achieve its investment objective by implementing an opportunistic investing strategy. The fund attempts to identify and capitalize on attractive relative-value opportunities principally in fixed income markets around the globe by investing in a variety of securities and other instruments (for example, by comparing spreads with a sub-adviser’s assessment of an issuer’s creditworthiness or by seeking to profit from the relative values of two related financial instruments by taking a single long or short position or by taking a long position with respect to one and a short position with respect to other). Although the fund does not expect to invest in individual equities it may also invest in equity-related strategies, such as equity index futures and swaps, to the extent a sub-adviser believes those strategies are consistent with the fund’s overall objective and strategy. The fund’s

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trading strategy is expected to include positions based on longer-term outlooks, such as the sub-advisers’ views on long-term macroeconomic themes, and shorter-term circumstances. The fund has fewer restrictions than other fixed income funds and expects to trade actively.

4.	Please revise the disclosure related to “High yield (“junk”) bonds risk” on page 4 of the Prospectus to disclose more explicitly the risk of investing in junk bonds, including higher risk of default

Response: The Registrant has added the underlined language to the “High yield (“junk”) bonds risk” on page 4 of the Prospectus:

High yield bonds are generally subject to greater credit risks than higher-grade bonds, including the risk of default on the payment of interest or principal. High yield bonds are considered speculative, tend to be less liquid and are more difficult to value than higher grade securities. High yield bonds tend to be volatile and more susceptible to adverse events, credit downgrades and negative sentiments and may be difficult to sell at a desired price, or at all, during periods of uncertainty or market turmoil.

5.	We note that Class A shares’ performance is presented on page 7 of the Prospectus. Please include a footnote in accordance with Instruction 3(b) to Item 3 of Form N-1A to the effect that Class A2 shares would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent the classes do not have the same expenses.

Response: The Registrant has added the following disclosure to the performance section to avoid confusion. The Registrant notes that Instruction 3(b) only applies when a multiple class fund offers a new class in a Prospectus and separately presents performance information for the new class. In this case, the Prospectus is presenting performance information for more than one class together.

The accompanying bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the fund’s performance from year to year for Class A shares. The table shows the average annual total returns of each class of the fund that has been in operation for at least one full calendar year and also compares the fund’s performance with the average annual total returns of an index or other benchmark. Class A2 shares had not commenced operations as of the date of this Prospectus. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those

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classes differ. The fund makes updated performance information, including its current net asset value, available at www.leggmason.com/mutualfunds (select fund and share class), or by calling the fund at 1-877-721-1926.

6.	We note that on page 9 of the Prospectus, the “More on strategy, investments and risks” section includes a statement that its flexible investment strategy may make it difficult for an investor to evaluate the future risk profile of an investment in the Fund because of the subadvisers’ ability to significantly change the composition of the Fund’s investments. Please consider expanding upon this statement in a separate risk factor. Also please confirm the Fund’s obligations to update investors through an amended Prospectus and periodic report disclosures in the event the risk profile changes to a material extent.

Response: The Registrant has made the following change to the disclosure in the risk section of the summary portion of the Prospectus in response to this comment. The Registrant intends to comply with the Prospectus and shareholder report disclosure requirements applicable to the Fund.

The fund’s investment strategies and portfolio investments differ from those of many other mutual funds. The subadvisers may devote a significant portion of the fund’s assets to pursuing an investment opportunity or strategy, including through the use of derivatives that create a form of investment leverage in the fund. This approach to investing may make the fund a more volatile investment than other mutual funds and cause the fund to perform less favorably than other mutual funds under similar market or economic conditions. The fund’s flexible investment strategy may make it difficult for an investor to evaluate the future risk profile of an investment in the fund because of the subadvisers’ ability to significantly change the composition of the fund’s investments.

7.	We note that the Fund’s financial statements as of April 30, 2016 contain an extended list of written futures and options on various foreign currencies. The Fund’s “Derivatives” disclosure in the “More on the fund’s investment strategies, investments and risks” section refers to options on currency, but it is too generic to disclose the Fund’s strategy, including how the Fund decides to purchase or write futures or options on various currencies. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010 and revise the disclosure as appropriate.

Response: The Registrant acknowledges the letter described in the comment. The Fund’s principal investment strategy disclosure describes that the Fund has an “opportunistic investing strategy” and that the Fund takes “positions based on longer-term outlooks, such

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as the sub-advisers’ views on long-term macroeconomic themes, and shorter-term circumstances.” The second paragraph of the principal investment strategy disclosure currently states the following: “The fund may enter into various derivative transactions for both hedging and non-hedging purposes, including for purposes of enhancing returns. These derivative transactions include, but are not limited to, futures, options, swaps and foreign currency futures, forwards and options.” The principal investment strategy also states that the Fund trades actively. No changes to the Fund’s disclosure have been made in response to this comment.

8.	We note that on page 10 under the “More on the fund’s investment strategies, investments and risks” heading the Fund’s Prospectus states that the Fund will buy credit default swaps (“CDS”) to hedge against the risk of default on its portfolio securities or for other reasons. If they form part of the Fund’s principal investment strategy, please clarify the other reasons the Fund would purchase CDS. Please confirm whether selling CDS is a principal investment strategy of the Fund.

Response: As noted in the Fund’s principal investment strategy disclosure, the Fund attempts to identify and capitalize on attractive relative-value opportunities principally in the fixed income markets and the Fund may use credit default swaps to a significant extent while pursuing this strategy, which may include longer-term outlooks or shorter-term circumstances. This may involve both buying and selling credit protection. The economic effects of both buying and selling CDS are described under the heading “More on the fund’s investment strategies, investments and risks” in the Fund’s Prospectus and the principal risks are included in the Fund’s derivatives risk disclosure. The Fund believes its current principal investment strategy disclosure is appropriate.

9.	As of April 30, 2016, 24% of the Fund’s assets were invested in sovereign bonds with significant allocations to Mexico, Italy and Russia. Is the investment process for sovereign debt materially differs from the investment process for other types of investments made by the Fund? If so, briefly address the principal processes or strategies for making decisions whether to buy and hold sovereign debt.

Response: The Fund notes that, as of April 30, 2016, approximately half of its sovereign debt exposure consisted of exposure to U.S. government and agency obligations, and its exposure to the sovereign debt of Mexico, Italy and Russia was 6.7%, 5.0% and 3.2%. The Fund invests in sovereign debt as part of its principal investment strategy to attempt to identify and capitalize on attractive relative-value opportunities principally in the fixed income markets, which may include longer-term outlooks or shorter-term circumstances. The Fund believes its current principal investment strategy disclosure is appropriate.

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10.	We note on page 15 of the Fund’s Prospectus, the “Other investments” disclosure refers to the Fund investing in new types of securities and instruments and using other types of strategies as described in the SAI. Please confirm that the Fund will not invest in such securities or instruments or engage in these strategies to a principal extent without prior Prospectus disclosure.

Response: The Registration confirms that the Fund’s principal investment strategy, and the types of holdings in which it will invest principally, are described in its Prospectus.

SAI Comments

11.	We note on page 3 of the SAI under the section “Additional Information About Investment Limitations and Policies” states that the Fund’s concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors. We also note that the Fund’s concentration policy states that the Fund will not be concentrated in an industry or group of industries. Please reconcile these statements and clarify what is meant by “focusing.”

Response: The Fund believes that the statements are not inconsistent because sectors should be viewed as covering a number of industries. The term “focusing” is used to connote a material investment without using the term “concentrating,” which is a term of art under the 1940 Act that has been interpreted to mean more than 25% of a fund’s assets.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann